FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: April 26, 2012

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	The Environmental Protection Agency Issues Administrative Order to AVX Corporation for Cleanup of New Bedford Harbor
2.	Notice relating to Amendments to the Articles of Incorporation

April 26, 2012

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial & Business Systems Administration Group (Tel: +81-75-604-3500)

The Environmental Protection Agency Issues Administrative Order to AVX Corporation
for Cleanup of New Bedford Harbor

On April 20, 2012, AVX Corporation (“AVX”), a consolidated subsidiary of Kyocera in the United States, made an announcement that AVX received a notice that the Environmental Protection Agency (“EPA”) has issued an enforcement order to AVX to implement ongoing remedial work at the New Bedford Harbor Superfund Site in New Bedford, Massachusetts (the “Harbor”), including dredging PCB-contaminated sediment from the Harbor on April 18, 2012.

Historical course and current situation of this issue are as follows.

In 1992, the United States (on behalf of the EPA and the National Oceanic and Atmospheric Administration) and the Commonwealth of Massachusetts entered into a Consent Decree with AVX for payment of past and future response costs and natural resource damages, subject to certain reopener provisions. AVX paid $66 million, plus interest, in connection with the Consent Decree.

Following the EPA’s 1998 issuance of the “Record of Decision” for the remediation of the Upper and Lower Harbor areas of the Superfund site, the EPA has been performing the remedial design and remedial action work using settlement funds received from AVX and other settling defendants. The EPA estimates that the net present value of additional costs required to complete the Upper and Lower Harbor cleanup may be as much as $401 million.

AVX has been engaged in discussions with the EPA and the Commonwealth of Massachusetts concerning AVX’s potential remaining liabilities at the Harbor. The EPA’s enforcement order includes a delayed effective date of sixty days to provide AVX an opportunity to continue discussions with the governments concerning the extent to which AVX would pay for and/or perform the cleanup of the Harbor.

AVX is currently evaluating the EPA’s enforcement order and determining its response and course of action which may include recording a charge related to this matter in its result of operation and financial condition for the year ended March 31, 2012 (“fiscal 2012”). Any such charge is not reflected in AVX’s consolidated financial results for fiscal 2012, which AVX released on April 25, 2012. Accordingly, a charge related to this matter is not reflected in Kyocera’s consolidated financial results for fiscal 2012, which Kyocera released on April 26, 2012.

Kyocera plans to make an announcement immediately after any progress in this matter occurs.

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April 26, 2012

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial & Business Systems Administration Group (Tel: +81-75-604-3500)

Notice relating to Amendments to the Articles of Incorporation

We hereby give notice that the Company, at the meeting of its Board of Directors held today, resolved that the Company shall propose to the 58th Ordinary General Meeting of Shareholders of the Company, to be held on June 27, 2012, to amend the Articles of Incorporation of the Company.

1. Reasons for amendments

(i)	It is proposed to add a corporate object, in order to prepare for expansion and diversification of business in the future (Item 13 of Article 2 of the Proposed Amendment). In addition, it is proposed to renumber Items 14 and following of Article 2 of the Proposed Amendment.

(ii)	It is proposed to amend the maximum number of Corporate Auditors, in order to strengthen the audit system (Article 28 of the Proposed Amendment).

2. The proposed amendments

(The underlined portion shows the proposed amendments.)

Present Article	Proposed Amendment
Article 2. Objects	Article 2. Objects

The objects of the Company shall be to engage in the following businesses:	The objects of the Company shall be to engage in the following businesses:

(1) Manufacture and sale of and research on fine ceramics and various kinds of products utilizing fine ceramics;	(1)
(2) Manufacture and sale of and research on single crystal materials and various kinds of products utilizing single crystal materials;	(2)
(3) Manufacture and sale of and research on composite materials;	(3)
(4) Manufacture and sale of and research on specialty plastics;	(4)
(5) Manufacture and sale of and research on measurement instruments for electronics;	(5)
(6) Manufacture and sale of and research on electronic and electric instruments and parts thereof;	(6) (Not amended)
(7) Manufacture and sale of and research on component parts of automobiles;	(7)
(8) Manufacture and sale of and research on precious metals, precious stones and semiprecious stones and various kinds of products utilizing precious metals, precious stones and semiprecious stones;	(8)
(9) Manufacture and sale of and research on accessories and interior and exterior decorations and ornaments;	(9)
(10) Wholesales and retail sale of health foods;	(10)
(11) Manufacture and sale of and research on material and equipment for medical use;	(11)
(12) Manufacture and sale of and research on equipment utilizing solar energy;	(12)

<Newly added>	(13) Construction and sale of power plants, and power generation business and management and operation thereof;

Present Article		Proposed Amendment

(13)	Manufacture and sale of and research on optical machinery and instruments and precision machinery and instruments and parts hereof;	(14)
(14)	Manufacture and sale of and research on machinery and equipment for business use and machinery and equipment for industrial use and parts thereof;	(15)
(15)	Manufacture and sale of and research on photosensitive materials for photographic use;	(16)
(16)	Design, control and contract of construction relating to public works, building, electric equipment and piping construction;	(17)
(17)	Sale, purchase, lease, maintenance and brokerage of real estate;	(18)
(18)	Lease, maintenance and management of facilities relating to sports, recreation, medical care, hotels and restaurants, and the travel agency business;	(19)	(Not amended. Same as Present Articles (13) - (25))
(19)	Road freight handling and warehousing;	(20)
(20)	Business relating to non-life insurance agency and life insurance canvassing, and general leasing, factoring and finance business;	(21)
(21)	Sale and purchase of various kinds of plants and technology related thereto;	(22)
(22)	Design and sale of software relating to computers;	(23)
(23)	Disposition through sale and the like and acquisition through purchase and the like of patents and other industrial property rights and know-how appertaining to the preceding items and acting as intermediary in such transactions;	(24)
(24)	Businesses relating to import and export of any of the foregoing items; and	(25)
(25)	All commercial activities relating or incidental to any of the foregoing.	(26)

	Article 28. Number of Corporate Auditors	Article 28. Number of Corporate Auditors

	The Company shall have not more than five Corporate Auditors.	The Company shall have not more than six Corporate Auditors.

3. Schedule

Date of the General Meeting of Shareholders to amend the Articles of Incorporation:

                                                                                  June 27, 2012 (Wednesday)

Effective date of the amendment to the Articles of Incorporation:

                                                                                  June 27, 2012 (Wednesday)

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